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                                                                    EXHIBIT 99.1

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units. The Offer is being made solely by the Offer to Purchase dated December 23, 1996 and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of Unitholders that reside in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser, if at all, only by one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH

                 ANY AND ALL UNITS REPRESENTING ASSIGNMENTS OF
                         LIMITED PARTNERSHIP INTERESTS
                                       OF

                            SENIOR INCOME FUND L.P.
                                       AT
                               $5.90 NET PER UNIT
                                       BY

                                  LAVRA, INC.,
                           A WHOLLY-OWNED SUBSIDIARY
                                       OF

                           ARV ASSISTED LIVING, INC.

         THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM AGGREGATE NUMBER OF UNITS BEING TENDERED, BUT IS SUBJECT TO CERTAIN CONDITIONS CONTAINED IN THE OFFER TO PURCHASE.

     LAVRA, Inc., a Delaware corporation (the "Purchaser") and the wholly-owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV"), is offering to purchase any and all units representing assignments of limited partnership interests ("Units") of Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $5.90 per Unit (the "Purchase Price"), net to the seller in cash, without interest, less the amount of the Distributions (as defined in the Offer to Purchase) per Unit, if any, made, announced or paid by the Partnership from the date of the Offer (as defined below) until the date on which the Purchaser purchases the tendered Units pursuant to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1996, as it may be supplemented or amended from time to time (the "Offer to Purchase") and in the related Letter of Transmittal, including the Instructions thereto, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer").

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
        12:00 MIDNIGHT, NEW YORK CITY, TIME ON FRIDAY, JANUARY 31, 1997,
                         UNLESS THE OFFER IS EXTENDED.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Units if, as and when the Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of the Purchaser's acceptance for payment of those Units pursuant to the Offer. A tendering beneficial owner of Units whose Units are owned of record by an Individual Retirement Account, a Keogh or other employee benefit plan will not receive direct payment of the Purchase Price; rather, payment will be made to the custodian of the account or plan. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for tendering Unitholders for the purpose of receiving payments from the Purchaser and transmitting payments to Unitholders whose Units have been accepted for payment.

     In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal, together with all required medallion signature guaranties, all other documents required by the Letter of Transmittal and if a Unitholder was issued certificates
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evidencing its ownership in the Units (the "certificates") timely receipt of the certificates by the Depositary. Under no circumstance will interest on the Purchase Price for Units be paid, regardless of any delay in making the payment to Unitholders.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, January 31, 1997, unless the Purchaser in its sole discretion extends the period of time during which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire. Subject to the applicable regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open for any reason, including the occurrence of any of the events specified in the Offer to Purchase, by giving oral or written notice of the extension to the Depositary. Any extension will be followed as promptly as practicable by a press release or public announcement made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 20, 1997. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     Requests are being made to the Partnership for the use of the list of the Unitholders for the purpose of disseminating the Offer to Unitholders. The Offer to Purchase and the Letter of Transmittal and other relevant materials will be mailed to registered owners of Units and will be furnished to brokers, banks and similar persons whose names, or whose nominees, appear on the list of Unitholders, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Units by the Purchaser following receipt of such list from the Partnership, or by the Partnership if it so elects.

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent, and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and Purchaser's financial advisor) in connection with the solicitation of tenders of Units pursuant to the Offer.

                    The Information Agent for the Offer is:

                           BEACON HILL PARTNERS, INC.

                                90 Broad Street
                            New York, New York 10004
                           (800) 854-9486 (Toll Free)

December 23, 1996

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